UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 01, 2023

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Notice of redemption of debt securities dated 13 October 2023
Exhibit No. 2	Q3 2023 Pillar 3 report dated 24 October 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: November 01, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF HOLDERS. If you are in any doubt about the contents of this notice you are recommended to seek your own professional advice. For distribution only (a) in the United States, to qualified institutional buyers (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act")), and (b) outside the United States to persons other than "U.S. persons" (as defined in Regulation S of the Securities Act). Not for release, publication or distribution in or into, or to any person located or resident in, any other jurisdiction where it is unlawful to release, publish or distribute this notice.

13 October 2023

Notice of Repayment and Cancellation of Listing to the Holders of

Barclays Bank PLC
U.S.$600,000,000 Junior Undated Floating Rate Notes ISIN: GB0000784164 (principal amount currently outstanding: U.S.$37,940,000)

 (the "Notes")

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") to the holders of the Notes, that the Company will fully redeem all of the outstanding Notes on 30 November 2023 (the "Redemption Date"), in accordance with Condition 6(c) (Redemption and Purchase - Optional Redemption) of the terms and conditions of the Notes (the "Conditions"), having satisfied the applicable conditions to redemption. Pursuant to the Conditions, the outstanding Notes will be redeemed on the Redemption Date at their principal amount together with interest in respect thereof accrued from, and including, 31 May 2023 to, but excluding, the Redemption Date (the "Redemption Amount").

Payment of the Redemption Amount will be made on 30 November 2023 through the relevant clearing systems. All Notes so redeemed will be cancelled together with all unmatured Coupons and talons attached thereto or surrendered therewith. Accordingly, the listing of the Notes on the Official List of the Financial Conduct Authority and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 30 November 2023.

Terms used but not defined in this notice shall have the meanings given to them in the Conditions.

Should any holder of the Bonds have any queries in relation to this notice of repayment please contact:

Barclays Debt Investor Relations Team
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000
Email: DebtIRTeam@barclays.com

This notice of redemption is issued and directed only to the holders of the Notes and no other person shall, or is entitled to, rely or act on, or be able to rely or act on, its contents, and it should not be relied upon by any holder of Notes for any other purpose.

Exhibit No. 2

24 October 2023

Barclays Bank PLC

Publication of Pillar 3 Report

Barclays Bank PLC today announces the publication of its Pillar 3 Report for 30 September 2023 (the "Q3 2023 Pillar 3 Report"). The Q3 2023 Pillar 3 Report is available on the Barclays Group's website at:

https://home.barclays/investor-relations/reports-and-events/financial-results-archive/

Key Metrics

As at 30 September 2023, Barclays Bank PLC's solo-consolidated Common Equity Tier 1 ratio was 12.6% and liquidity coverage ratio was 148%.  From 1 January 2023, the UK leverage ratio requirement has been set at the Barclays Bank PLC sub-consolidated level. The UK leverage ratio (excluding claims on central banks) for Barclays Bank PLC sub-consolidated was 5.6%.  Please refer to the Q3 2023 Pillar 3 Report for the basis of preparation for these metrics.

- ENDS -

For further information, please contact:

Investor Relations                                                                    Media Relations

Marina Shchukina +44 (0)20 7116 2526                           Jonathan Tracey +44 (0) 20 7116 4755